Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following article contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation, benefits of the proposed merger involving Symantec Corporation (“Symantec”) and VERITAS Software Corporation (“VERITAS”), such as improved customer and platform coverage and improved product capabilities, post-closing integration of the businesses and product lines of Symantec and VERITAS, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this article. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this article. For more information regarding potential risks, see the “Factors that May Affect Future Results” section of our annual report on Form 10-K for the year ended December 31, 2004, which is on file with the SEC. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

Symantec has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ annual report on Form 10-K for the fiscal year ended December 31, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.

The following article by Lucas Mearian, a writer for Computerworld, entitled “Q&A: Veritas’ CEO Gary Bloom on post merger user concerns” is dated April 28, 2005 and was linked to VERITAS’ external website on May 4, 2005.

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Computerworld

April 28, 2005

Q&A: Veritas’ CEO Gary Bloom on postmerger user concerns
By Lucas Mearian

APRIL 28, 2005 (COMPUTERWORLD) — SAN FRANCISCO — Veritas CEO Gary Bloom spoke here this week at Veritas Vision, his company’s user conference, addressing concerns about integration issues involved with the upcoming merger with Symantec Corp. He also had to address questions about software licensing management and when storage security products will be available (see story).

Bloom talked with Computerworld at Veritas Vision about those and other issues.

One of the issues raised by users is the difficulty of managing software licenses and tracking them. You said you had a team working on that, but can you be specific about how Veritas is going to clean up that situation?
There are some things we’ve already done. One of the things was we eliminated node lock keys. These were keys associated with a specific processor, and if all the sudden you take our software and tried to run it on another processor, you needed another key. In most platforms it’s out already, and in others its being removed. All of this licensing pricing is enterprise. It has nothing to do with our backup products in the channel. Customers there are largely satisfied. They buy a product, they get a key, they install it, and they run it.

What they want to be able to do is have something come up that shows them their usage of Veritas — “How many nodes do I have it installed on, what kinds of nodes are they, which operating system is running, how many processors are on that machine?” — and whatever information we have. So we’re working on the technology to collect all that information so the customer can stay in compliance. ... So when we come in to sell to them, they can realistically know how much they’ve used and how much they plan to use.

When would a self-auditing tool come out?
It’s going to be a continual process over the next 12 to 24 months.

Antivirus protection on e-mail archiving: When will users see a tighter integration between Symantec and Veritas to provide those types of tools?
You might remember I talked about a three-year horizon of integration. There’s interoperability, which just says our products work together. There’s integration, where we have common user interfaces and common look and feel. And then there’s new capabilities. Very quickly, early in the merger’s integration phase, [there] will be a package under which you can buy antivirus, antispam, compliance, e-mail management technologies ... for an exchange environment. In the integration phase, over time, that will migrate from a loosely coupled bundle ... to something that looks more like

Microsoft Office, where you install it as a family of products with one installer. My take on it is we’ll have a pretty tightly integrated e-mail management approach Day One. Certainly, within the first year we’ll have a pretty tightly integrated product offering there. When will we build antivirus scans on the archive? That may be a new capability and that might take a little longer.

Users have expressed concern about Symantec’s customer services. They love Veritas, but how will the merger affect your services to customers?
It won’t affect it. The goal is minimal disruption for the customers. The person they call today for support on Veritas products, they’re going to get the same person on the phone and the same policies and support characteristics. The person they call for Symantec, they’re going to get the same person there, too. In your example, it sounds like for good or bad, but they will get comparable support. The goal over time is to make it all better and make it more efficient. Ultimately, what it’s all doing is going to self-assist and Web-based capability.

What’s the greatest challenge in this merger with Symantec?
It’s not going to be competition. So if it’s not competition, what is it? It’s execution.

Two years ago at this conference you were harping on the utility computing angle, and you’ve done that for the past three years now. Can you explain where you’ve gone from two years ago to today in that direction?
Two years ago, if you look at where the building blocks in utility computing existed, it was predominantly for storage and availability. That’s essentially how much utility computing we had. Most of the section for performance management and for automation was not filled out yet. Over time, we filled our performance strategy with the Precise acquisition. The other area was around automation in the server stack and applications. There we did a combination of internal development and acquisitions. Internal development is ControlCentral — the whole family of products for automation — and that was embellished by the Invio acquisition. We also purchased Ejacent ... which virtualizes the application as part of our clustering solution.

You spoke about performance in your Precise i3 application, but as these two companies merge, what tools can you offer to users to allow them to measure the performance of the network and tune it?
That’s certainly one of our opportunities. Today, we already do kind of the endpoint all the way to the data analysis. It’s just how deep we do the diagnostics on the network portion. All we can say is, “This is slow, but we don’t know why,” whereas in the storage or database area, we can tell you at the database which SQL statement is slow and how to change it. That’s an opportunity through the merger to embellish the capabilities of the building blocks there. One way to think about the merger in terms of utility computing is just adding the network onto the storage, server and application layer, and on the capability layer add in security, and you have a pretty good description of how our building-block approach has expanded dramatically.

You mentioned Cisco in your keynote, but I didn’t hear anything in depth about what you’re doing with them. Are you looking to port some of your applications to Cisco’s MDS switch?
Symantec has some relationship with Cisco around securing the network, both a compete and cooperate type relationship, and then we’ve been working for a long time with Cisco around their Andiamo [MDS storage-area network switch technology]. What’s happened now is they’re starting to sell and distribute that directly themselves. We’ve always said to the financial community that when they started doing that ... the opportunity for Veritas would open up. But we’ve been providing storage management technology in the network switch Cisco produces. So just as it might run on the disk array or in the server, it actually runs in the switch itself.

Veritas CTO Mark Bregman mentioned your new Virtualization Manager software. Have you ported that to the MDS Switch?
Yeah, we’ve been there from Day One.

You just came out with NetBackup 6.0. Symantec has LiveState. So you do have some overlap. How will you address that? It’s relatively minor overlap. They’ve been predominantly at Symantec focused on how do you recover the image of the system, and we’ve been primarily focused on the backup of the data. If you look at the combination of the two, it’s my belief we’ll be able to do something better in the industry, which is the ability to recover not only the environment ... but then all the user information that goes on the system as well. Is there a little overlap? Of course there’s a little overlap, and we’ll sort it out over time. We’ve communicated to both sets of customers that if you’re using LiveState, then you continue using that. If you’re using NetBackup or BackupExec, then continue to use that. The strategy was “commit no disruption.”